Exhibit 99.1

Rule 4.7B

Appendix 4C

Quarterly report for entities subject to Listing Rule 4.7B

Introduced 31/03/00 Amended 30/09/01, 24/10/05, 17/12/10, 01/09/16

Name of entity

Mesoblast Limited

ABN	Quarter ended (“current quarter”)
68 109 431 870	31 March 2018

Consolidated statement of cash flows

		Current quarter	Year to date (9 months)
		US$ '000	US$ '000
1	Cash flows from operating activities
1.1	Receipts from customers	1,448	8,653
1.2	Payments for:
	(a) research and development	(13,545)	(40,819)
	- includes the costs of the three Tier 1 Phase 3 programs in advanced chronic heart failure, chronic low back pain and acute graft vs host disease.
	(b) manufacturing commercialisation	(847)	(2,170)
	(c) advertising and marketing	—	—
	(d) leased assets	—	—
	(e) staff costs	(2,538)	(8,668)
	(f) other expenses from ordinary activities	(3,537)	(9,484)
	(g) other:
	- intellectual property portfolio expenses	(658)	(2,577)
1.3	Dividends received (see note 3)	—	—
1.4	Interest received	74	266
1.5	Interest and other costs of finance paid	—	—
1.6	Income taxes paid	—	(25)
1.7	Government grants and tax incentives	—	—
1.8	Other (provide details if material)	—	—
1.9	Net cash from / (used in) operating activities	(19,603)	(54,824)

Appendix 4C

Quarterly report for entities subject to Listing Rule 4.7B

		Current quarter	Year to date (9 months)
		US$ '000	US$ '000
2	Cash flows from investing activities
2.1	Payment to acquire:
	(a) property, plant and equipment	(37)	(174)
	(b) businesses (see item 10)	—	—
	(c) investments	—	—
	(d) intellectual property	—	—
	(e) other non-current assets	—	—
2.2	Proceeds from disposal of:
	(a) property, plant and equipment	—	—
	(b) businesses (see item 10)	—	—
	(c) investments	—	—
	(d) intellectual property	—	—
	(e) other non-current assets	—	—
2.3	Cash flows from loans to other entities	—	—
2.4	Dividends received (see note 3)	—	—
2.5	Other (provide details if material)	—	—
	(a) Payments for contingent consideration	—	(543)
2.6	Net cash from / (used in) investing activities	(37)	(717)

		Current quarter	Year to date (9 months)
		US$ '000	US$ '000
3	Cash flows related to financing activities
3.1	Proceeds from issues of shares	34	40,566
3.2	Proceeds from issue of convertible notes	—	—
3.3	Proceeds from exercise of share options	—	—
3.4	Transaction costs related to issues of shares, convertible notes or options	(1)	(2,604)
3.5	Proceeds from borrowings	31,704	31,704
3.6	Repayment of borrowings	—	—
3.7	Transaction costs related to loans and borrowings	(40)	(40)
3.8	Dividends paid	—	—
3.9	Other (provide details if material)	—	—
3.10	Net cash from / (used in) financing activities	31,697	69,626

		Current quarter	Year to date (9 months)
		US$ '000	US$ '000
4	Net increase / (decrease) in cash and cash equivalents for the period
4.1	Cash and cash equivalents at beginning of quarter/year to date	47,386	45,761
4.2	Net cash from / (used in) operating activities (item 1.9 above)	(19,603)	(54,824)
4.3	Net cash from / (used in) investing activities (item 2.6 above)	(37)	(717)
4.4	Net cash from / (used in) financing activities (item 3.10 above)	31,697	69,626
4.5	Effect of movement in exchange rates on cash held	96	(307)
4.6	Cash and cash equivalents at end of quarter	59,539	59,539

+ See chapter 19 for defined terms.

01/09/2016 Appendix 4C Page 2

Appendix 4C

Quarterly report for entities subject to Listing Rule 4.7B

		Current quarter	Previous quarter
		US$ '000	US$ '000
5	Reconciliation of cash and cash equivalents
	at the end of the quarter (as shown in the consolidated statement of cash flows) to the related items in the accounts
5.1	Bank balances	58,980	31,442^
5.2	Call deposits	99	15,476^
5.3	Bank overdrafts	—	—
5.4	Other (Term deposits)	460	468
5.5	Cash and cash equivalents at end of quarter (should equal item 4.6 above)	59,539	47,386

^Amounts of $23,531 were previously reported within call deposits and have been reclassified to bank balances.

Current quarter
US$ '000
6	Payments to directors of the entity and their associates
6.1	Aggregate amount of payments to these parties included in item 1.2	403
6.2	Aggregate amount of cash flow from loans to these parties included in item 2.3	—
6.3	Include below any explanation necessary to understand the transactions included in items 6.1 and 6.2
Payment to directors (for the current quarter) = 403k

Current quarter
US$ '000
7	Payments to related entities of the entity and their associates
7.1	Aggregate amount of payments to these parties included in item 1.2	—
7.2	Aggregate amount of cash flow from loans to these parties included in item 2.3	—
7.3	Include below any explanation necessary to understand the transactions included in items 7.1 and 7.2 not applicable

		Total facility amount at quarter end	Amount drawn at quarter end
		US$ '000	US$ '000
8	Financing facilities available
Add notes as necessary for an understanding of the position
8.1	Loan facilities	75,000*	35,000
8.2	Credit standby arrangements	—	—
8.3	Other (please specify)	—	—
8.4

Include below a description of each facility above, including the lender, interest rate and whether it is secured or unsecured. If any additional facilities have been entered into or are proposed to be entered into after quarter end, include details of those facilities as well.

*On March 6, 2018, Mesoblast entered into a Loan and Security Agreement with Hercules Capital, Inc. for a US$75.0 million secured four-year credit facility. Mesoblast drew the first tranche of US$35.0 million on closing. An additional US$15.0 million may be drawn on or before Q4 CY2018, and a further US$25.0 million may be drawn on or before Q3 CY2019, in each case as certain milestones are met.

At closing date, the interest rate was 9.45%. On March 22, 2018, in line with the increase in the U.S. prime rate, the interest rate on the loan increased to 9.70%.

+ See chapter 19 for defined terms.

01/09/2016Appendix 4C Page 3

Appendix 4C

Quarterly report for entities subject to Listing Rule 4.7B

		US$ '000
9	Estimated cash outflows for next quarter
9.1	Research and development	(13,851)
9.2	Manufacturing commercialisation	(2,581)
9.3	Advertising and marketing	—
9.4	Leased assets	—
9.5	Staff costs	(2,299)
9.6	Other expenses from ordinary activities	(2,939)
9.7	Other (provide details if material):
	(a) Intellectual property portfolio expenses	(796)
	(b) Interest expenses	(817)
9.8	Total estimated cash outflows	(23,283)*

* Mesoblast cash and cash equivalents will be augmented by its royalty income earned on sales of TEMCELL® HS Inj. in Japan; as well as interest income receipts and it is expected R&D tax incentive income will be received from the Australian Government.

Mesoblast is in advanced negotiations with selected pharmaceutical companies with respect to potential partnering of certain Tier 1 product candidates. If Mesoblast enters into a binding transaction in the next quarter, it expects that one effect of the transaction is that its cash reserves are likely to increase. Mesoblast does not make any representation or give any assurance that such a binding transaction will be concluded.

In March 2018, Mesoblast established a four year loan facility with Hercules Capital for up to US$75 million over the next four years with US$35.0 million drawn at closing. An additional US$15.0 million may be drawn on or before Q4 CY2018, and a further US$25.0 million may be drawn on or before Q3 CY2019, in each case as certain milestones are met. Refer to 8.4 for further details.

Mesoblast established an equity facility in 2016 with Kentgrove Capital for up to A$120 million/US$90 million over the next 15 months to be used at its discretion to provide additional funds as required.

		Acquisitions	Disposals
		US$ '000	US$ '000
10	Acquisitions and disposals of business entities
(items 2.1(b) and 2.2(b) above)
10.1	Name of entity	—	—
10.2	Place of incorporation or registration	—	—
10.3	Consideration for acquisition or disposal	—	—
10.4	Total net assets	—	—
10.5	Nature of business	—	—

+ See chapter 19 for defined terms.

01/09/2016 Appendix 4C Page 4

Appendix 4C

Quarterly report for entities subject to Listing Rule 4.7B

Compliance statement

1	This statement has been prepared in accordance with accounting standards and policies which comply with Listing Rule 19.11A.

2	This statement gives a true and fair view of the matters disclosed.

Sign here:/s/ Charlie HarrisonDate: 30 April 2018

                                (Company Secretary)

Print name:Charlie Harrison

Notes

1.

The quarterly report provides a basis for informing the market how the entity’s activities have been financed for the past quarter and the effect on its cash position. An entity that wishes to disclose additional information is encouraged to do so, in a note or notes included in or attached to this report.

2.

If this quarterly report has been prepared in accordance with Australian Accounting Standards, the definitions in, and provisions of, AASB 107: Statement of Cash Flows apply to this report. If this quarterly report has been prepared in accordance with other accounting standards agreed by ASX pursuant to Listing Rule 19.11A, the corresponding equivalent standard applies to this report.

3.	Dividends received may be classified either as cash flows from operating activities or cash flows from investing activities, depending on the accounting policy of the entity.

+ See chapter 19 for defined terms.

01/09/2016Appendix 4C Page 5